Exhibit 99.15

MEMORANDUM

To:           Brian McAlister
                Cornet Capital, Inc.

From:       Chuck Soponis
                OraGen, Inc.

Date:	March 25, 2002

Dear Brian:

In connection with our Agreement, I note one minor mistake made. Your compensation under the Agreement should be for 7,408 common shares of OraGen stock. This amount of stock will result in a post-split number of 800,064 shares of common stock following the Board's actions.

I trust this causes no problem for you. If you are in agreement with the changed numbers, please indicate your approval by signing this Memorandum for our files.

With best regards,

/s/ Chuck Soponis

Agreed to and Approved:

Comet Capital, Inc.

By:   /s/ Brian McAlister
Brian McAlister